UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 24, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Corporate Taxpayer ID CNPJ/MF no. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

Publicly-Held Company

MATERIAL FACT

FIBRIA CELULOSE S.A. (BM&FBOVESPA: FIBR3 | NYSE: FBR) (“FIBRIA” or the “Company”), as per the terms of article 157, paragraph 4, of Law No. 6,404/76, as amended (the “Brazilian Corporate Law”), and article 2 of CVM Instruction No. 358/2002, as amended, hereby informs its shareholders and the market in general that the Company, at the meeting of the Company’s Board of Directors, held on March 16, 2017, it has been approved the launch if a program for repurchase if shares issued by the Company (“Repurchase of Shares Program”), in the following terms and conditions, in compliance with the Company’s Bylaws, the Instruction No. 567 of the Brazilian Securities and Exchange Commission (“CVM”), dated as of September 17, 2015 (“ICVM 567/15”), and the Brazilian Corporations Law:

(i)          Objective: The objective of the Repurchase of Shares Program is the acquisition of shares to be used in connection with the potential exercise of the call options under the Company’s stock option plan, without a Company’s corporate capital reduction, in compliance with the 1st paragraph of article 30 of Brazilian Corporations Law and the provisions of ICVM 567/15.

(ii)         Free Float: Currently, pursuant the 3rd paragraph of article 8 of ICVM 567/15, there are two hundred and twenty nine million, five hundred and thirty three thousand, five hundred and eighty eight (229.533.588) nominative, book-entry, common shares issued by the Company with no par value (“Free Float Shares”).

(iii)       Treasury Shares: On this date, there is a total of three hundred and forty four thousand and forty two (344.042) nominative, book-entry, common shares with no par value held in treasury.

(iv)        Number of shares to be acquired: Considering the number of Free Float Shares and the number of shares held in treasury, the Company may, at its sole discretion and in accordance with the terms and conditions of this Repurchase of Shares Program, subject to article 8 of ICVM 567/15, acquire up to five hundred and forty eight thousand and ninety  (548.090)  shares, corresponding to approximately 0.1% (zero point one percent)  of the outstanding shares of the Company and up to 0.24% (zero point twenty four percent) of the Free Float Shares.

(v)         Price and acquisition mode: The transactions for the acquisition of shares will be carried out in BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), at market price, being the Company’s Board of Executive Officers responsible for deciding the moment and the amount of shares to be acquired, either by a single transaction or by a series of transactions, in compliance with the limits provided for in the applicable rules.

(vi)        Term of the Company’s Repurchase of Shares Program: The maximum term for the acquisition of shares is eighteen (18) months, starting on March 28, 2017 and ending on September 27, 2018.

(vii)      Financial Institutions: The acquisition of shares will be carried out at market price by brokerage firms to be defined in due time by the Company’s management.

(viii)     Available Funds: The transactions performed under the Repurchase of Shares Program will be funded by the total amount of (a) the profits and capital reserves, with the exclusion of the legal reserve, the reserve of unrealized profits, the special reserve of undistributed dividends and the reserve of tax incentives; (b) net income of the relevant fiscal year, with the exclusion of the amounts to be destined to the legal reserve, the reserve of unrealized profits, the special reserve of undistributed dividends and the reserve of tax incentives and to the payment of the mandatory dividend, as the case may be.

(ix)        Verification of Available Funds: The existence of available funds to back the acquisition of its own shares will be verified based on the Company’s latest annual, interim or quarterly financial statements released before the actual transfer of Company’s shares to the Company.

(x)         Precautionary measures: The use of the interim financial statements or the quarterly financial information to back the transactions shall observe, at least, the following precautionary measures: (a) segregation of values that, at the end of the fiscal year, would be placed in the mandatory reserves and the amount that would be destined to the mandatory dividend; (b) performance of the necessary withholdings to ensure that the values to be used for the payment of the mandatory dividend at the end of the fiscal year and for the repurchase of shares are fully backed by ascertained profits (immediately or shortly available); and (c) analysis of Company’s past records regarding the regular behavior of the earnings in the remainder of the fiscal year and a projection of the earnings in the relevant fiscal year, submitting such information to the Board of Directors.

(xi)        Projected earnings of the relevant fiscal year: In no event will the use of projected earnings of the relevant fiscal year to back the transactions carried out under the Company’s Repurchase of Shares Program be admitted.

(xii)      Verification by the Board of Executive Officers: The Board of Executive Officers shall only carry out the acquisitions once it has taken all the necessary diligences to ensure that: (a) the liquidation of each transaction on its due date is compatible with the financial situation of the Company, not affecting the fulfillment of the obligations undertaken by the Company with its creditors nor the payment of the mandatory dividend; and (b) in case of verification of available funds based on interim financial statements or reflected in the quarterly information forms (ITR), there are no predictable events capable of causing relevant changes in the amount of such funds throughout the remainder of the fiscal year.

(xiii)     Treasury Shares: According to the applicable rules, shares held in treasury are not entitled to political or cash-flow rights and according to the 2nd paragraph of article 10 of ICVM 567/15, treasury shares shall not be counted for the purpose of calculating the quorum for convening the shareholders’ meetings and the quorum for voting on decisions provided for under Brazilian Corporations Law and the securities rules applicable.

(xiv)     Stock bonus, reverse share splits or share splits: Should any reverse share splits, share splits or stock bonus be approved, the number of treasury shares shall be altered in order to adjust the numerical expression of shares held in treasury, such adjustment not modifying the balance sheet which backed the acquisition.

(xv)       Sale or cancellation of exceeding shares: The shares acquired in connection with this Repurchase of Shares Program may, at the sole discretion of the Company’s Board of Director, be used in connection with the exercise of call options under the Company’s stock option plan. The Company shall cancel or sell the shares which exceed the balance of profits and the available reserves within six (6) months as of the release of the annual and interim financial statements or the quarterly financial information in which such excess is verified.

São Paulo, March 27, 2017.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Chief Financial and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24th, 2017
Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO